

FLORIDA DEPARTMENT OF STATE
Division of Corporations

June 6, 2012

JILL MOHLER
CHDT CORPORATION
350 JIM MORAN BLVD., #120
DEERFIELD BEACH, FL 33442

Re: Document Number P04000056287

The Articles of Amendment to the Articles of Incorporation for CHDT CORPORATION which changed its name to CAPSTONE COMPANIES, INC., a Florida corporation, were filed on June 6, 2012.

The certification requested is enclosed.

Should you have any question regarding this matter, please telephone (850) 245-6050, the Amendment Filing Section.

Sylvia Gilbert
Regulatory Specialist II
Division of Corporations

Letter Number: 812A00016077

www.sunbiz.org

Division of Corporations - P.O. BOX 6327 -Tallahassee, Florida 32314

State of Florida



Department of State

I certify the attached is a true and correct copy of the Articles of Amendment, filed on June 6, 2012, to Articles of Incorporation for CHDT CORPORATION which changed its name to CAPSTONE COMPANIES, INC., a Florida corporation, as shown by the records of this office.

The document number of this corporation is P04000056287.

Given under my hand and the Great Seal of the State of Florida at Tallahassee, the Capital, this the Sixth day of June, 2012

Ken Detzner

Ken Detzner
Secretary of State



CR2EO22 (1-11)

Articles of Amendment
to
Articles of Incorporation
of

CHDT Corporation

(Name of Corporation as currently filed with the Florida Dept. of State)

FILED
2012 JUN -6 PM 12:34
SECRETARY OF STATE
TALLAHASSEE, FLORIDA

P04000056287

(Document Number of Corporation (if known)

Pursuant to the provisions of section 607.1006, Florida Statutes, this ***Florida Profit Corporation*** adopts the following amendment(s) to its Articles of Incorporation:

A. If amending name, enter the new name of the corporation:

Capstone Companies, Inc.

The new name must be distinguishable and contain the word "corporation," "company," or "incorporated" or the abbreviation "Corp.," "Inc.," or Co.," or the designation "Corp," "Inc," or "Co". A professional corporation name must contain the word "chartered," "professional association," or the abbreviation "P.A."

B. Enter new principal office address, if applicable: N/A
(Principal office address MUST BE A STREET ADDRESS)

C. Enter new mailing address, if applicable: N/A
(Mailing address MAY BE A POST OFFICE BOX)

D. If amending the registered agent and/or registered office address in Florida, enter the name of the new registered agent and/or the new registered office address:

Name of New Registered Agent N/A

____
(Florida street address)

New Registered Office Address: _______________________, Florida_____________
(City) *(Zip Code)*

New Registered Agent's Signature, if changing Registered Agent:
I hereby accept the appointment as registered agent. I am familiar with and accept the obligations of the position.

____
Signature of New Registered Agent, if changing

Page 1 of 4

If amending the Officers and/or Directors, enter the title and name of each officer/director being removed and title, name, and address of each Officer and/or Director being added:
(Attach additional sheets, if necessary)

Please note the officer/director title by the first letter of the office title:
P = President; V= Vice President; T= Treasurer; S= Secretary; D= Director; TR= Trustee; C = Chairman or Clerk; CEO = Chief Executive Officer; CFO = Chief Financial Officer. If an officer/director holds more than one title, list the first letter of each office held. President, Treasurer, Director would be PTD.

Changes should be noted in the following manner. Currently John Doe is listed as the PST and Mike Jones is listed as the V. There is a change, Mike Jones leaves the corporation, Sally Smith is named the V and S. These should be noted as John Doe, PT as a Change, Mike Jones, V as Remove, and Sally Smith, SV as an Add.

Example:

X Change   PT   John Doe

X Remove   V   Mike Jones

X Add   SV   Sally Smith

Type of Action (Check One)	Title	Name	Address
1) ____ Change ____ Add ____ Remove	_____	_____	_____ _____ _____
2) ____ Change ____ Add ____ Remove	_____	_____	_____ _____ _____
3) ____ Change ____ Add ____ Remove	_____	_____	_____ _____ _____
4) ____ Change ____ Add ____ Remove	_____	_____	_____ _____ _____
5) ____ Change ____ Add ____ Remove	_____	_____	_____ _____ _____
6) ____ Change ____ Add ____ Remove	_____	_____	_____ _____ _____

E. If amending or adding additional Articles, enter change(s) here:
(*attach additional sheets, if necessary).* *(Be specific)* N/A

_____

_____

_____

_____

_____

F. If an amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself:
(*if not applicable, indicate N/A)* N/A

_____

_____

_____

The date of each amendment(s) adoption: _____ May 30, 2012 _____

Effective date **if applicable**: _____ upon filing with Secretary of State _____

(no more than 90 days after amendment file date)

Adoption of Amendment(s)   **(CHECK ONE)**

☒ The amendment(s) was/were adopted by the shareholders. The number of votes cast for the amendment(s) by the shareholders was/were sufficient for approval.

☐ The amendment(s) was/were approved by the shareholders through voting groups. *The following statement must be separately provided for each voting group entitled to vote separately on the amendment(s):*

"The number of votes cast for the amendment(s) was/were sufficient for approval

by _____."

(voting group)

☐ The amendment(s) was/were adopted by the board of directors without shareholder action and shareholder action was not required.

☐ The amendment(s) was/were adopted by the incorporators without shareholder action and shareholder action was not required.

Dated _____ May 31, 2012 _____

Signature X

(By a director, president or other officer – if directors or officers have not been selected, by an incorporator – if in the hands of a receiver, trustee, or other court appointed fiduciary by that fiduciary)

Stewart Wallach
_____
(Typed or printed name of person signing)

Chief Executive Officer
_____
(Title of person signing)